EXHIBIT 5

Directors and Executive Officers of IDT Domestic Telecom, Inc.

Set forth below are the name, position, present principal occupation or employment and business address of each director and executive officer of IDT Domestic Telecom, Inc. The business address and telephone number of each person listed below is c/o IDT Corporation, 520 Broad Street, Newark, New Jersey 07012, telephone: (973) 438-1000. Each person listed below is a citizen of the United States.

Name	Position	Principal Occupation
Morris Lichtenstein	Director	Chief Operating Officer of IDT Corporation

Joyce J. Mason	Secretary	Senior Vice President, General Counsel, Secretary and Director of IDT Corporation